SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Huami Corporation
(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

44331K 103**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the class A ordinary shares of the Issuer. CUSIP number 44331K 103 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “HMI.” Each ADS represents four class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44331K 103

1	Name of Reporting Person
Wang Huang
2	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 69,636,680 Class B ordinary shares. See Item 4.
	6	Shared Voting Power 15,910,447 Class B ordinary shares. See Item 4.
	7	Sole Dispositive Power 69,636,680 Class B ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,547,127 Class B ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 34.2%. See Item 4.
12	Type of Reporting Person IN

CUSIP No. 44331K 103

1	Name of Reporting Person Wayne Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Samoa

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 69,636,680 Class B ordinary shares. See Item 4.
	6	Shared Voting Power 15,910,447 Class B ordinary shares. See Item 4.
	7	Sole Dispositive Power 69,636,680 Class B ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,547,127 Class B ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 34.2%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. 44331K 103

1	Name of Reporting Person HHtech Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 69,636,680 Class B ordinary shares. See Item 4.
	6	Shared Voting Power 15,910,447 Class B ordinary shares. See Item 4.
	7	Sole Dispositive Power 69,636,680 Class B ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 85,547,127 Class B ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 34.2%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. 44331K 103

Item 1(a).	Name of Issuer: Huami Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Huami Global Innovation Center, Building B2, Zhong'an Chuanggu Technology Park, No.900 Wangjiang West Road, Hefei, 230088, People’s Republic of China
Item 2(a).	Name of Person Filing: Wang Huang, Wayne Holding Limited and HHtech Holdings Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of Wang Huang is Huami Global Innovation Center, Building B2, Zhong'an Chuanggu Technology Park, No.900 Wangjiang West Road, Hefei, 230088, People’s Republic of China. The address of Wayne Holding Limited is Maystar Chambers, P.O. Box 3269, Apia, Samoa. The address of HHtech Holdings Limited is the office of NovaSage Chambers, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
Item 2(c)	Citizenship:
Wang Huang is a citizen of the People’s Republic of China. Wayne Holding Limited is a business company incorporated in Samoa. HHtech Holdings Limited is a business company incorporated in British Virgin Islands.
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of$0.0001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 44331K 103 has been assigned to the ADSs.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of December 31, 2020.

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Wang Huang	85,547,127	34.2%	63.7%	69,636,680	15,910,447	69,636,680	0
Wayne Holding Limited	85,547,127	34.2%	63.7%	69,636,680	15,910,447	69,636,680	0
HHtech Holdings Limited	85,547,127	34.2%	63.7%	69,636,680	15,910,447	69,636,680	0

As of December 31, 2020, HHtech Holdings Limited directly held 69,636,680 class B ordinary shares of the Issuer. In addition, it was also able to direct the voting of 15,910,447 class B ordinary shares of the Issuer as a result of the voting agreement between it and Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. HHtech Holdings Limited is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is also the settlor and investment decision maker of the abovementioned trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, HHtech Holdings Limited may be deemed to enjoy the shared voting power, thus the biennial ownership, of the 15,910,447 class B ordinary shares directly held by Fandler Holding Limited, Forest Mountain Holding Limited, Haiyu Holding Limited, Shu Hill Holding Limited and Wenshui Holding Limited. Mr. Huang may be also deemed to beneficially own all of the shares beneficially owned by Wayne Holding Limited.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 250,145,163 ordinary shares (being the sum of 128,736,916 Class A ordinary shares (excluding the 3,474,604 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans) and 121,408,247 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020.

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s class A and class B ordinary shares as a single class. Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to ten votes. Each class B ordinary share is convertible at the option of the holder into one class A ordinary share, whereas class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A*	Joint Filing Agreement

Note:

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 4, 2021

Wang Huang

/s/ Wang Huang

Wayne Holding Limited

By:	/s/ Wang Huang
	Name:	Wang Huang
	Title:	Director

HHtech Holdings Limited

By:	/s/ Wang Huang
	Name:	Wang Huang
	Title:	Director